UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
SCHEDULE TO
(Rule 13e-4)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

CIRRUS LOGIC, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Shares of Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

172755100
(CUSIP Number of Class of Securities)
(Underlying Common Stock)
G. Scott Thomas, Esq.
Vice President, General Counsel and Corporate Secretary
Cirrus Logic, Inc.
2901 Via Fortuna
Austin, Texas 78746
(512) 851-4000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
Copies to:

William R. Volk, Esq.	David C. D’Alessandro, Esq.
Vinson & Elkins L.L.P.	Vinson & Elkins L.L.P.
2801 Via Fortuna	Trammell Crow Center
Suite 100	2001 Ross Avenue, Suite 3700
Austin, Texas 78746	Dallas, TX 75201-2975
(512) 542-8400	(214) 220-7700
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$384,828.00	$11.81

*	The transaction valuation is estimated solely for purposes of determining the filing fee and should not be used or relied upon for any other purpose. The “transaction valuation” set forth above is based on the Black-Scholes option valuation model as of August 29, 2007, and assumes that all outstanding options eligible for tender covering an aggregate of 139,390 shares of common stock of Cirrus Logic, Inc. will be amended pursuant to this offer, which may not occur.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Advisory No. 6 for fiscal year 2007, equals $30.70 per $1,000,000 of transaction valuation.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$11.81
Form or Registration No.:	005-40736
Filing Party:	Cirrus Logic, Inc.
Date Filed:	August 30, 2007
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

INTRODUCTORY STATEMENT
     This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by Cirrus Logic, Inc., a Delaware Corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on August 30, 2007. Pursuant to the Offer to Amend or Cancel and Replace Eligible Options, dated August 30, 2007 (the “Offer”), which is filed as Exhibit (a)(1) to the Schedule TO, the Company is offering to amend or cancel and replace certain outstanding options to purchase the Company’s common stock that were granted under either the Cirrus Logic, Inc. 1996 Stock Plan or the Cirrus Logic, Inc. 2002 Stock Option Plan and that: (i) have an exercise price per share that is less than the fair market value per share of the Company’s common stock underlying such options on the date that the Company has determined the grant was actually finalized, such that the Company has determined that such options may be subject to adverse tax consequences under Section 409A of the Internal Revenue Code, (ii) remained unvested as of December 31, 2004, (iii) are held by an individual who is, on both August 30, 2007, and the expiration of the Offer, a current employee of the Company or any of the Company’s subsidiaries (other than certain “Excluded Optionees,” as defined in Exhibit (a)(1) to the Schedule TO) and who is subject to income taxation in the United States with respect to such options, and (iv) are outstanding on the expiration date of the Offer (currently scheduled to occur on October 1, 2007).
     Except as amended and supplemented hereby, all disclosures set forth in the Schedule TO and the exhibits thereto, including all terms of the Offer, remain unchanged.

ITEM 1.	SUMMARY TERM SHEET.
     Item 1 of the Schedule TO is hereby amended as follows:
     “Q&A-15: What Are the Tax Consequences if I Accept the Offer?” on page 15 of the Summary Term Sheet of the Offer is deleted in its entirety and replaced with the following:
Q&A-15: What Are the Tax Consequences if I Accept the Offer?
If you tender your Eligible Options, you will not recognize any taxable income for U.S. federal income tax purposes at the time of the tender or at the time that your Eligible Options are amended or cancelled and replaced, as applicable, in accordance with the Offer.
If you tender your Eligible Options for amendment or cancellation and replacement, as applicable, we believe that you will no longer be subject to potential adverse tax consequences under Section 409A with respect to those Eligible Options. Accordingly, as your Amended Options or New Options vest in one or more installments, you will not recognize taxable income with respect to the shares underlying such options that vest each year, and you will not be subject to a 20% penalty tax or any interest penalty under Section 409A. You will only be taxed with respect to your Amended Options or New Options when you exercise those options. However, you will recognize taxable income when you receive a Cash Payment with respect to any Amended Options that you receive under the Offer. (See Section 15)
The applicable IRS guidance under Section 409A does not clearly address the approach we have decided to take of amending Eligible Option to reflect a higher exercise price and subsequently cancelling and replacing those Eligible Options with an Original Grant Date of either August 15, 2001, or February 21, 2002 with New Options bearing lower exercise prices. We believe it is clear under the applicable IRS guidance that any potential adverse tax consequences under Section 409A would be remedied if each Eligible Optionee who tenders Eligible Options were provided with corresponding Amended Options, without cancelling and replacing any of such Eligible Options after they are amended. We are not aware of any reason why cancelling and replacing certain Eligible Options that are significantly “out of the money” after they are amended to remedy potential Section 409A issues would impact the Section 409A treatment of those options. However, the applicable IRS guidance does not currently address this issue. Based on our analysis, we believe that it is unlikely that the IRS would determine that Eligible Options that are amended and then subsequently cancelled and replaced with New Options are subject to adverse tax consequences under Section 409A, but we cannot give any assurances that the IRS would conclude that this approach avoids the adverse tax consequences of Section 409A.
If the IRS were to determine that Eligible Options that are amended and then cancelled and replaced in this manner are subject to Section 409A, you may be required to recognize taxable ordinary income with respect to such Eligible Options and may also be subject to an additional 20% penalty tax plus an interest charge under Section 409A. Furthermore, some states, including California, may impose additional penalty taxes on amounts that are subject to the 20% federal penalty tax. You will be solely responsible for any taxes, penalties, or interest you may incur under Section 409A with respect to such Eligible Options. (See Q&A-14 and Section 2)
If you are subject to the tax laws of other jurisdictions in addition to the United States, there may be additional consequences of participation in the Offer. We are not responsible for determining whether you are subject to the tax laws of other jurisdictions.
All Eligible Optionees, including without limitation those who may be subject to taxation in foreign jurisdictions, should consult with their personal tax advisors as to the tax consequences of accepting or declining the Offer.

ITEM 4.	TERMS OF THE TRANSACTION.
     Item 4(a) of the Schedule TO is hereby amended as follows:
     The information set forth in the section titled “RISKS OF PARTICIPATING IN THE OFFER” on page 22 of the Offer is hereby amended by inserting the following paragraph as the second paragraph under the subheading “Tax-Related Risks”:
We Can Give No Assurance that the IRS Would Conclude that the Amendment and Subsequent Cancellation and Replacement of Eligible Options with New Options Avoids the Adverse Tax Consequences of Section 409A. The applicable IRS guidance under Section 409A does not clearly address the approach we have decided to take of amending Eligible Options to reflect a higher exercise price and subsequently cancelling and replacing those Eligible Options with an Original Grant Date of either August 15, 2001, or February 21, 2002 with New Options bearing lower exercise prices. We believe it is clear under the applicable IRS guidance that any potential adverse tax consequences under Section 409A would be remedied if each Eligible Optionee who tenders Eligible Options were provided with corresponding Amended Options, without cancelling and replacing any of such Eligible Options after they are amended. We are not aware of any reason why cancelling and replacing certain Eligible Options that are significantly “out of the money” after they are amended to remedy potential Section 409A issues would impact the Section 409A treatment of those options. However, the applicable IRS guidance does not currently address this issue. Based on our analysis, we believe that it is unlikely that the IRS would determine that Eligible Options that are amended and then subsequently cancelled and replaced with New Options are subject to adverse tax consequences under Section 409A, but we cannot give any assurances that the IRS would conclude that this approach avoids the adverse tax consequences of Section 409A.
     The information set forth in Section 19 of the Offer, titled “FORWARD LOOKING STATEMENTS; MISCELLANEOUS” on page 58 of the Offer is hereby amended by deleting the first two sentences in their entirety and inserting the following:
All statements included or incorporated by reference in this document or our SEC reports referred to above, other than statements or characterizations of historical fact, are “forward-looking statements.”

ITEM 11.	ADDITIONAL INFORMATION.
     Item 11(b) of the Schedule TO is hereby amended to read in its entirety as follows:
(b)	On September 14, 2007, the Company distributed to Eligible Optionees an Amendment to the Offer, a copy of which is attached as Exhibit (a)(12) and incorporated herein by reference. Among other things, the Amendment adds to the disclosure regarding the tax consequences to an Eligible Optionee who tenders Eligible Options in the Offer for cancellation and replacement to indicate that, while the Company believes that the amendment, cancellation, and replacement of these Eligible Options should avoid potential adverse tax consequences under Section 409A, the applicable IRS guidance is not clear on this issue and the Company cannot give any assurance that the IRS will reach the same conclusion.

ITEM 12.	EXHIBITS.
Item 12 of the Schedule TO is hereby amended by adding Exhibit (a)(12) (Amendment No. 1 to the Offer to Amend or Cancel and Replace Eligible Options) and Exhibit (a)(13) (Form of Email Announcing Amendment No. 1 to the Offer to Amend or Cancel and Replace Eligible Options).

(a)(1)	Offer to Amend or Cancel and Replace Eligible Options, dated August 30, 2007.*

(a)(2)	Form of Email Announcement of Offer to Amend or Cancel and Replace Eligible Options.*

(a)(3)	Form of Election Form.*

(a)(4)	Form of Withdrawal Form.*

(a)(5)	Form of Stock Option Amendment and Special Cash Payment Agreement.*

(a)(6)	Form of New Option Agreement.*

(a)(7)	Plan Provisions Comparison Chart.*

(a)(8)	Frequently Asked Questions Regarding the Offer to Amend or Cancel and Replace Eligible Options.*

(a)(9)	Forms of Acknowledgement of Receipt of Election Form/Withdrawal Form.*

(a)(10)	Form of Reminder of Expiration Date.*

(a)(11)	Employee Presentation.*

(a)(12)	Amendment No. 1 to the Offer to Amend or Cancel and Replace Eligible Options.

(a)(13)	Form of Email Announcing Amendment No. 1 to the Offer to Amend or Cancel and Replace Eligible Options.

(d)(1)	Cirrus Logic, Inc. Annual Report on Form 10-K for the fiscal year ended March 31, 2007, filed with the Securities and Exchange Commission (the “SEC”) on June 4, 2007, is incorporated herein by reference.

(d)(2)	Cirrus Logic, Inc. Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2007, filed with the SEC on July 31, 2007, is incorporated herein by reference.

(d)(3)	The Cirrus Logic, Inc. 1996 Stock Plan, as amended and restated as of July 25, 2001, is incorporated herein by reference from Exhibit 4.6 to Form S-8, filed with the SEC on August 10, 2001.

(d)(4)	Form of Stock Option Agreement under the Cirrus Logic, Inc. 1996 Stock Plan, as amended and restated.*

(d)(5)	The Cirrus Logic, Inc. 2002 Stock Option Plan, as amended, is incorporated herein by reference from Exhibit 10.9 to Form 10-K, filed with the SEC on June 13, 2003.

(d)(6)	Form of Stock Option Agreement under the Cirrus Logic, Inc. 2002 Stock Option Plan is incorporated herein by reference from Exhibit 4.2 to Form S-8, filed with the SEC on August 8, 2002.

(d)(7)	The Cirrus Logic, Inc. 2006 Stock Incentive Plan is incorporated herein by reference from Exhibit 4.3 to Form S-8, filed with the SEC on August 1, 2006.

(d)(8)	The First Amendment to the Cirrus Logic, Inc. 2006 Stock Incentive Plan is incorporated herein by reference from Exhibit 10.1 to Form 8-K, filed with the SEC on February 20, 2007.

(d)(9)	Form of Stock Option Agreement under the Cirrus Logic, Inc. 2006 Stock Incentive Plan is incorporated herein by reference from Exhibit 4.4 to Form S-8, filed with the SEC on August 1, 2006.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with the Schedule TO filed with the SEC on August 30, 2007, and incorporated herein by reference.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete, and correct.

CIRRUS LOGIC, INC.
/s/ G. Scott Thomas, Esq.
G. Scott Thomas, Esq.
Vice President, General Counsel and Corporate Secretary Date: September 14, 2007

INDEX OF EXHIBITS

Exhibit
Number	Description

(a)(1)	Offer to Amend or Cancel and Replace Eligible Options, dated August 30, 2007.*

(a)(2)	Form of Email Announcement of Offer to Amend or Cancel and Replace Eligible Options.*

(a)(3)	Form of Election Form.*

(a)(4)	Form of Withdrawal Form.*

(a)(5)	Form of Stock Option Amendment and Special Cash Payment Agreement.*

(a)(6)	Form of New Option Agreement.*

(a)(7)	Plan Provisions Comparison Chart.*

(a)(8)	Frequently Asked Questions Regarding the Offer to Amend or Cancel and Replace Eligible Options.*

(a)(9)	Forms of Acknowledgement of Receipt of Election Form/Withdrawal Form.*

(a)(10)	Form of Reminder of Expiration Date.*

(a)(11)	Employee Presentation.*

(a)(12)	Amendment No. 1 to the Offer to Amend or Cancel and Replace Eligible Options.

(a)(13)	Form of Email Announcing Amendment No. 1 to the Offer to Amend or Cancel and Replace Eligible Options.

(d)(1)	Cirrus Logic, Inc. Annual Report on Form 10-K for the fiscal year ended March 31, 2007, filed with the Securities and Exchange Commission (the “SEC”) on June 4, 2007, is incorporated herein by reference.

(d)(2)	Cirrus Logic, Inc. Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2007, filed with the SEC on July 31, 2007, is incorporated herein by reference.

(d)(3)	The Cirrus Logic, Inc. 1996 Stock Plan, as amended and restated as of July 25, 2001, is incorporated herein by reference from Exhibit 4.6 to Form S-8, filed with the SEC on August 10, 2001.

(d)(4)	Form of Stock Option Agreement under the Cirrus Logic, Inc. 1996 Stock Plan, as amended and restated.*

(d)(5)	The Cirrus Logic, Inc. 2002 Stock Option Plan, as amended, is incorporated herein by reference from Exhibit 10.9 to Form 10-K, filed with the SEC on June 13, 2003.

(d)(6)	Form of Stock Option Agreement under the Cirrus Logic, Inc. 2002 Stock Option Plan is incorporated herein by reference from Exhibit 4.2 to Form S-8, filed with the SEC on August 8, 2002.

(d)(7)	The Cirrus Logic, Inc. 2006 Stock Incentive Plan is incorporated herein by reference from Exhibit 4.3 to Form S-8, filed with the SEC on August 1, 2006.

(d)(8)	The First Amendment to the Cirrus Logic, Inc. 2006 Stock Incentive Plan is incorporated herein by reference from Exhibit 10.1 to Form 8-K, filed with the SEC on February 20, 2007.

(d)(9)	Form of Stock Option Agreement under the Cirrus Logic, Inc. 2006 Stock Incentive Plan is incorporated herein by reference from Exhibit 4.4 to Form S-8, filed with the SEC on August 1, 2006.

(g)	Not applicable.

*	Previously filed with the Schedule TO filed with the SEC on August 30, 2007, and incorporated herein by reference.